UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.         )*

SOURCINGLINK.NET, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

74725 H 10 1 (CUSIP Number)

August 12, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 74725 H 10 1	Page 2 of 6 Pages

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only) James E. Lineberger

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

	5.	Sole Voting Power 544,212

NUMBER OF SHARES BENEFICIALLY OWNED BY	6.	Shared Voting Power 0

EACH REPORTING PERSON WITH	7.	Sole Dispositive Power 544,212

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 544,212

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 74725 H 10 1	Page 3 of 6 Pages

Item 1.

(a) Name of Issuer: SourcingLink.net, Inc.

(b) Address of Issuer’s Principal Executive Offices: 16855 West Bernardo Drive San Diego, CA 92127

Item 2.

(a) Name of Person Filing: James E. Lineberger

(b) Address of Principal Business Office: 1120 Boston Post Road Darien, CT 06820

(c) Citizenship: United States of America

(d) Title of Class of Securities: Common Stock, $0.001 par value

(e) CUSIP Number: 74725 H 10 1

Item 3.

If this statement is filed pursuant Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act;

(b) ☐	Bank as defined in Section 3(a)(6) of the Act;

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) ☐	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f) ☐	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j) ☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a) Amount beneficially owned: 544,212

CUSIP No. 74725 H 10 1	Page 4 of 6 Pages

(b	)	Percent of Class: 5.8%

(c	)	Number of shares as to such person has:

		(i)	sole power to vote or to direct the vote of: 544,212

		(ii)	shared power to vote or to direct the vote of: 0

		(iii)	sole power to dispose or to direct the disposition of: 544,212

		(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.    Ownership of 5% or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reported person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following:    ☐

Item 6.    Ownership of More Than 5% on Behalf of Another Person.

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

CUSIP No. 74725 H 10 1	Page 5 of 6 Pages

Item 8.    Identification and Classification of Members of the Group.

Not applicable.

Item 9.    Notice of Dissolution of Group.

Not applicable.

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 74725 H 10 1	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ JAMES E. LINEBERGER
James E. Lineberger

Date: August 14, 2002